Ossen Innovation Announces Two New Steel Strand Supply Contracts for

Bridge and Highway Infrastructure Projects in Anhui Province

SHANGHAI, November 5, 2013 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has been awarded two contracts to supply its plain surface steel strands for new infrastructure projects in Anhui Province. The first contract is to supply 2,500 tons of plain surface steel strands for the renovation of the G205 national highway’s Cihu to Caishi section. This renovation project, overseen by the Chinese Ministry of Transport, will use the steel strands for long span prestressed concrete structures of the overpass. The second contract is to supply 18,000 tons of plain surface steel strands for the construction of the Wangdong Yangtze River highway bridge upstream of the Wan River in Anhui Province. This construction project, overseen by the Anhui Province Planning Department, will use the steel strands for long span prestressed concrete structures of the bridge approach.

“Ossen is very pleased to announce these new contract wins,” said Dr. Liang Tang, Chairman of Ossen Innovation. “The G205 national highway renovation is an important and high profile project and the Wangdong Yangtze River highway bridge project is a key part of the Shangqiu-Jingdezheng Highway, which is a sub-section of the Ji’nan-Guangzhou national highway. The proximity of our Maanshan manufacturing facility to these infrastructure projects, along with Ossen’s brand recognition and reputation for manufacturing high quality products for similar infrastructure projects, allowed us to win these contracts. Based on information received from the Ministry of Transport and the Anhui Province Planning Department, respectively, Ossen expects to begin delivery of these plain surface steel strands in the first half of 2014. The selection of our products for use in major infrastructure projects in the region continues to affirm our product’s consistency, durability and reliability,” concluded Dr. Tang.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com